Exhibit (a)(5)(iv)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

KAREN CHANA KUPFER, Individually	)
and On Behalf of All Others Similarly	)
Situated,	)
)
Plaintiff,	)	Civil Action No.
)
v.	)
)
DAVID J. BARRETT, FRANK A.	)
BENNACK, JR., JOHN G. CONOMIKES,	)
KEN J. ELKINS, GEORGE R. HEARST,	)
JR., WILLIAM RANDOLPH HEARST III,	)
BOB MARBUT, GILBERT C. MAURER,	)
DAVID PULVER, CAROLINE L.	)
WILLIAMS, HEARST-ARGYLE	)
TELEVISION, INC., and THE HEARST	)
CORPORATION,	)
)
Defendants.	)
VERIFIED CLASS ACTION COMPLAINT
     Plaintiff, by her undersigned attorneys, for her verified class action complaint against defendants, alleges upon personal knowledge with respect to herself, and upon information and belief based, inter alia, upon the investigation of counsel as to all other allegations herein, as follows:
NATURE OF THE ACTION
     1. This is a shareholder class action on behalf of the public shareholders of Series A common stock of Hearst-Argyle Television, Inc. (“Hearst-Argyle” or the “Company”), arising from the proposed acquisition of the outstanding shares of Hearst-Argyle’s common stock (the “Proposed Transaction”) by the Company’s largest and controlling shareholder, The Hearst Corporation (“Hearst Corp.”), in breach of the fiduciary duties Hearst-Argyle’s directors, the above-named individual defendants, owe to the Company’s shareholders.
THE PARTIES
     2. Plaintiff Karen Chana Kupfer is, and at all relevant times was, the owner of shares of the Company’s Series A common stock.
     3. Defendant Hearst-Argyle is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 300 West 57th Street, New York, NY. The Company engages, together with its subsidiaries, in the ownership and operation of network-affiliated television stations in the United States.
     4. Defendant Hearst Corp. controls approximately 67% of the Company’s outstanding Series A common stock and 100% of the Series B common stock, representing in the aggregate approximately 82% of both the outstanding equity and general voting power of Hearst-Argyle.
     5. Defendant David J. Barrett (“Barrett”) has served as a director of the Company at all relevant times from August 1997 to the present; as president of the Company at all relevant times since June 1999; and as chief executive officer of the Company at all relevant times from January 2001 to the present. Prior to 1997, defendant Barrett served as a vice president of Hearst Corp. and deputy general manager of Hearst Corp’s broadcast group since January 1991.
     6. Defendant Frank A. Bennack, Jr. (“Bennack”) has served as a director of the Company at all relevant times from August 1997 to the present. Defendant Bennack served as president and chief executive officer of Hearst Corp. from January 1979 through May 2002. Since June 1, 2002, defendant Bennack has served as vice chairman of Hearst Corp.’s board of directors and chairman of the executive committee of Hearst Corp.’s board of directors. Defendant Bennack is a trustee of the trust established under the will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and the Hearst Foundation.
     7. Defendant John G. Conomikes (“Conomikes”) has served as a director of the Company at all relevant times from August 1997 to the present and as president and co-chief executive officer from August 1997 to June 1999. From June 1999 to November 2002, defendant Conomikes served as senior vice president of Hearst Corp. Prior to August 1997, defendant Conomikes served as a vice president of Hearst Corp., prior to which defendant Conomikes held a variety of other positions with the Hearst Corp. Defendant Conomikes is a current member of Hearst Corp.’s board of directors, a trustee of the trust established under the will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and the Hearst Foundation.
     8. Defendant Ken J. Elkins (“Elkins”) has served as a director of the Company at all relevant times from March 1999 to the present.
     9. Defendant George R. Hearst, Jr. (“G.R. Hearst”) is a director of the Company.
     10. Defendant William Randolph Hearst, III (“W.R. Hearst”) has served as a director of the Company at all relevant times from August 1997 to the present. Defendant W.R. Hearst is a current member of Hearst Corp.’s board of directors, a trustee of the trust established under the will of William Randolph Hearst, president and director of the William Randolph Hearst Foundation and vice president and director of the Hearst Foundation. Defendant W.R. Hearst is a cousin of defendant G.R. Hearst.
     11. Defendant Bob Marbut (“Marbut”) has served as a director of the Company at all relevant times from August 1997 to the present. Defendant Marbut served as co-chief executive officer and chairman of the Board from August 19, 1997, through December 2002.
     12. Defendant Gilbert C. Maurer (“Maurer”) has served as a director of the Company at all relevant times from August 1997 to the present. Defendant Marbut served as chief operating officer of Hearst Corp. from March 1990 until March 1998 and as executive vice president of Hearst Corp. from June 1985 until September 1998. Defendant Maurer currently serves as a consultant to Hearst Corp., and as a member of Hearst Corp.’s board of directors, and as a trustee of the trust established under the will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and the Hearst Foundation.
     13. Defendant David Pulver (“Pulver”) has served as a director of the Company at all relevant times from December 1994 to the present.
     14. Defendant Caroline L. Williams (“Williams”) has served as a director of the Company at all relevant times from 1994 to the present.
     15. Defendants Barrett, Bennack, Conomikes, Elkins, G.R. Hearst, W.R. Hearst, Marbut, Maurer, Pulver and Williams are referred to collectively herein as the “Individual Defendants.”

     16. The Individual Defendants, as officers and/or directors of the Company, owe fiduciary duties of good faith, loyalty, fair dealing, due care and candor to plaintiff and the other members of the Class (as defined below).
     17. Hearst Corp., as the controlling shareholder of Hearst-Argyle, owes a fiduciary duty to the public shareholders of Hearst-Argyle not to use its controlling position to wrongfully benefit itself at the public shareholders’ expense.
CLASS ACTION ALLEGATIONS
     18. Plaintiff brings this action on her own behalf and as a class action, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the Company’s principal stockholders, who will be threatened with injury arising from defendants’ actions as is described more fully below.
     19. This action is properly maintainable as a class action.
     20. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 24 million shares of common stock, which are held by hundreds, if not thousands, of record and beneficial stockholders.
     21. There are questions of law and fact common to the Class including, inter alia, whether:
          (a) defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

          (b) plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.
     22. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.
     23. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     24. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.
SUBSTANTIVE ALLEGATIONS
     25. On March 25, 2009, Hearst Corp. issued a press release wherein it announced its intent to acquire the remaining Series A common stock that it did not already own. According to the press release, Hearst Corp. plans to acquire the Company’s remaining outstanding Series A common stock for $4.00 per share in cash, or approximately $375 million, via a cash tender offer made directly to the holders of

Hearst-Argyle Series A common stock (the “2009 Tender Offer”). Hearst stated that it expects to commence the 2009 Tender Offer in mid-April 2009.
     26. Attached to the press release was a copy of a March 25, 2009 letter sent to Hearst-Argyle’s Board of Directors from defendant Bennack that sets forth why Hearst Corp. was going to commence the 2009 Tender Offer. Bennack’s letter explained that there were several factors that caused Hearst to reconsider its decision to forego its acquisition of Hearst-Argyle’s remaining publicly-held shares of Series A common stock. Hearst Corp. stated that given today’s economic environment, it was concerned with Hearst-Argyle’s “capital structure, its relatively high level of indebtedness and its ability to refinance its debt on acceptable terms as it matures.” Moreover, Bennack revealed that Hearst Corp. has had discussions with Private Capital Management, L.P. (“PCM”), Hearst-Argyle’s largest unaffiliated shareholder, Accounts advised by PCM hold over 7 million Series A common shares of the Company or approximately 14.7%. According to Bennack’s letter, PCM informed Hearst Corp. that it was “supportive of a transaction of the type [Hearst Corp.] is proposing...” The letter went on to further state:
[w]hile Private Capital doubtless will wish to take into your views in deciding how to respond to our tender offer, we understand from our communications that Private Capital is in principle supportive of a transaction at the price we now propose.
     27. Although Hearst Corp. said it intends to commence a tender offer in mid-April, giving shareholders of Hearst-Argyle time to form a special committee to analyze the deal, Hearst said neither the offer nor the subsequent merger require approval from Hearst-Argyle’s board. Hearst also indicated it has no intention of selling its own interests in the Company.

     28. The 2009 Tender Offer is financially unfair. The consideration of $4,00 per share to be paid to Class members is unfair and inadequate because, among other things: (a) the intrinsic value of the stock of the Company is materially in excess of $4.00, giving due consideration to the prospects for growth and profitability of the Company in light of its revenues and earnings power, present and future; and (b) the $4.00 price offers an inadequate premium to the public stockholders of the Company. In fact, in reaction to Hearst’s announcement of the 2009 Tender Offer, Hearst-Argyle’s Series A common stock has vaulted above the $4.00 per share being offered by Hearst.
     29 The 2009 Tender Offer lacks any of the fundamental hallmarks of fairness. Approval of the Proposed Transaction is a foregone conclusion because of Hearst Corp.’s 67% control over the Company’s Class A shares. Moreover, if PCM tenders its 14.7% holdings in the 2009 Tender Offer, then Hearst will have 81.7% of the Company’s Series A common shares already locked-up thereby making it a fait accompli
     30. On March 26, 2009, Hearst-Argyle announced that it has formed a special committee to consider the 2009 Tender Offer. The special committee will consist of defendants Pulver and Williams. The Company also announced that in light of Hearst’s announcement, it has postponed its May 6, 2009 Annual Meeting of Stockholders.
     31. The purpose of the Proposed Transaction is to enable Hearst Corp. to acquire 100% equity ownership of the Company and its valuable assets for its own benefit at the expense of the Company’s public stockholders who will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company’s profitability.

     32. Hearst Corp. is intent on paying the lowest price to plaintiff and the Class, whereas it and the Individual defendants are duty-bound to maximize shareholder value. The Individual Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Hearst-Argyle’s public shareholders. Among other things, Hearst Corp. controls the Company and its proxy machinery.
     33. Further examples of defendants’ conflicts of interest include the fact that defendant Barrett is a former vice-president of Hearst Corp.; defendant Bennack is vice chairman of the board of directors of Hearst Corp. and chairman of Hearst Corp.’s executive committee; defendant Conomikes is a former senior vice president of Hearst Corp.; defendant G.R. Hearst is the former chairman of Hearst Corp.’s board of directors; defendant W.R. Hearst is a director of Hearst Corp.; defendant Maurer is a former chief operating officer and executive vice president of Hearst Corp. and a current director of Hearst Corp.
     34. Thus, the Board is so conflicted and beholden to Hearst Corp. that no combination of the defendant directors can be considered “independent” and, thus independence is but illusory protection to Hearst-Argyle’s public shareholders.
     35. Because Hearst Corp. has a 67% controlling interest in the Company’s Series A common stock, no third party bid for the Company could possibly succeed, as a practical matter, because the success of any such bid would require the consent and cooperation of Hearst Corp. Thus, defendants will be able to proceed with the Proposed Transaction without an auction or other type of market check to maximize value for the Company’s public shareholders.

     36. Hearst Corp. is a majority owner of Hearst-Argyle and is, therefore, well aware of the status of Hearst-Argyle’s development and success. In making its inadequate offer to acquire the remaining stock of Hearst-Argyle, Hearst Corp. has tried to take advantage of the fact that the market price of Hearst-Argyle stock does not fully reflect the progress and future value of the Company.
     37. The stock value that Hearst Corp. has offered has been dictated by Hearst Corp. to serve its own interests, and is being crammed down by Hearst Corp. and its representatives on Hearst-Argyle’s Board to force Hearst-Argyle’s minority shareholders to relinquish their Hearst-Argyle shares at a grossly unfair price. Such action constitutes unfair dealing.
     38. Because Hearst Corp. is in possession of proprietary corporate information concerning Hearst-Argyle’s future financial prospects, the degree of knowledge and economic power between Hearst Corp. and the class members is unequal, making it grossly and inherently unfair for Hearst Corp. to obtain the remaining Hearst-Argyle shares at the unfair and inadequate price that it has proposed.
     39. By offering grossly inadequate value for Hearst-Argyle’s shares and threatening or planning to use its coercive means of control to force the consummation of the transaction, Hearst Corp. is violating its duties as a majority shareholder.
     40. Any buyout of Hearst-Argyle public shareholders by Hearst Corp. on the terms recently offered will deny class members their right to share proportionately and equitably in the true value of Hearst-Argyle’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.
     41. Defendants’ fiduciary obligations require them to:
          (a) act independently so that the interests of Hearst-Argyle’s public stockholders will be protected;
          (b) adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation of entire fairness or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of Hearst-Argyle’s public stockholders; and
          (c) provide Hearst-Argyle’s stockholders with genuinely independent representation in the negotiations with Hearst Corp.
     42. Because Hearst Corp. controls Hearst-Argyle, no auction or market check can be effected to establish Hearst-Argyle’s worth. Thus, Hearst Corp. has the power and is exercising its power to acquire Hearst-Argyle’s minority shares and dictate terms which are in Hearst Corp.’s best interest, without competing bids and regardless of the wishes or best interests of class members or the intrinsic value of Hearst-Argyle’s stock.
     43. By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of Hearst-Argyle and are engaging in improper, unfair dealing and wrongful and coercive conduct.
     44. Each of the defendants has colluded in and rendered substantial assistance in the accomplishment of the wrongdoing complained of herein. In taking the actions, as particularized herein, to aid and abet and substantially assist the wrongs complained of, all defendants acted with an awareness of the primary wrongdoing and realized that their conduct would substantially assist the accomplishment of that wrongdoing and were aware of their overall contribution to the conspiracy, common scheme and course of wrongful conduct.
     45. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and are prepared to consummate a buyout on unfair and inadequate terms which will exclude the Class from its fair proportionate share of Hearst-Argyle’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.
     46. Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.
     WHEREFORE, plaintiff demands judgment as follows:
     A. Declaring this to be a proper class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;
     B. Enjoining, preliminarily and permanently, the Proposed Transaction complained of herein;
     C. To the extent, if any, that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding the Class rescissory damages;
     D. Directing that defendants pay to plaintiff and the other members of the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their wrongful conduct;

     E. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and expert(s); and
     F. Granting such other further relief as the Court may deem just and proper.
Dated: March 27, 2007

RIGRODSKY & LONG, P.A.
By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347) 919 N. Market Street, Suite 980 Wilmington, DE 19801 Tel.: (302) 295-5310

THE WEISER LAW FIRM, PC
Patricia C. Weiser
Debra S. Goodman
121 N. Wayne Avenue, Suite 100
Wayne, PA 19087
Tel.: (610) 225-2677
MURRAY FRANK & SAILER LLP
Brian P. Murray
275 Madison Avenue, Suite 801
New York, New York 10016
Tel.: (212) 682-1818

Attorneys for Plaintiff

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